December 18, 2024

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue

Re:	Satellogic Inc.

Registration Statement on Form F-3

File No. 333-283719

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-283719) initially filed by Satellogic Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 10, 2024 (the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 4:30 p.m., Eastern Time, on December 20, 2024, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, King & Spalding LLP, by calling Zachary Davis at (404) 572-2770.

Very truly yours,

Satellogic Inc.

By:	/s/ Rick Dunn
Name:	Rick Dunn
Title:	Chief Financial Officer

cc:	Zachary Davis, King & Spalding LLP